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SEC FILE NUMBER
000-26689

CUSIP NUMBER
35063R-10-0

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
FOUNDRY NETWORKS, INC.

Full Name of Registrant
N/A

Former Name if Applicable
4980 Great America Parkway

Address of Principal Executive Office (Street and Number)
Santa Clara, CA 95054

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The delay in the filing of the Company’s report on Form 10-Q for the quarter ended September 30, 2006 is a result of the Company’s previously announced review of its historical stock option grant practices. As previously disclosed and announced, the Company has reached a preliminary conclusion that the appropriate measurement dates for financial accounting purposes of certain stock option grants differ from the recorded grant dates of those awards. Although the Company has not yet completed its evaluation of the accounting impact resulting from the change in measurement dates, the Company has concluded that the Company will likely need to restate certain historical financial statements to record additional stock-based compensation expense and any related tax impacts. The Company has not yet determined the amounts of the adjustments or the periods that will require restatement or the amounts of adjustments that will impact the Company’s financial statements as of and for the three and nine months ended September 30, 2006, although it believes the amounts will be material. Accordingly, the Company’s September 30, 2006, financial statements can not yet be completed.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Timothy D. Heffner	(408)	207-1304
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☒

Form 10-Q for the period ended June 30, 2006.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has not checked either box because due to the pending restatement of the Company’s financial statements described in Part III above, the Company cannot provide a reasonable estimate and comparison of the results of its operations at this time, other than a comparison of net revenue. On October 19, 2006 the Company reported net revenue for the third quarter of 2006 of $118.8 million, an increase of 11.4% from the $106.6 million reported for the third quarter of 2005. Reported net revenue for the nine months ended September 30, 2006 was $341.2 million, an increase of 18.6% from the $287.8 million reported for the nine months ended September 30, 2005. The Company is not in a position to provide any additional information regarding the results of operations for the third quarter of 2006 pending the completion of its ongoing equity award review and restatements.

Foundry Networks, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 9, 2006	By	/s/ Timothy D. Heffner

		Name:	Timothy D. Heffner

		Title:	Vice President, Finance and Administration,

Chief Financial Officer

This report contains forward-looking statements, including statements regarding the expected timing of the filing of the Company’s Quarterly Report on Form 10-Q and the expected financial results for the three and nine months ended September 30, 2006. These forward looking statements are only predictions based on current information and expectations and are subject to certain risks and uncertainties, including, but not limited to, potential delays in the ongoing review by the Special Committee of the Board of Directors, the results of the review, and potential delays in the completion and filing of the Quarterly Report on Form 10-Q. More information about potential risks and uncertainties is included in the “Risk Factors” set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, and the Company’s other filings with the Securities and Exchange Commission. Actual results could differ materially, as a result of such factors, from those set forth in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this notification.